NORTHERN LIGHTS VARIABLE TRUST

December 14, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Filing Desk

Re:

Northern Lights Variable Trust

Rule 485(a) Post-Effective Amendment

SEC File Nos. 33-131820/811-21853

Ladies and Gentlemen:

On behalf of Northern Lights Variable Trust (the “Trust”), Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A (“PEA No. 10”), is being filed herewith for the purpose of adding the JNF Money Market Portfolio as a new series of the Trust.

The Jefferson National Insurance Company has submitted an application with the SEC for a substitution order to permit the Insurance Company to substitute shares of the JNF Money Market Portfolio to replace the underlying funding vehicles for certain Jefferson National Insurance Products.

Questions concerning PEA No. 1 may be directed to Fund Counsel, JoAnn Strasser, at (513) 352-6725.

Very truly yours,

/s/ Emile R. Molineaux
Emile R. Molineaux, Secretary

Enclosures

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